The Glenmede Fund, Inc. and The Glenmede Portfolios

c/o State Street Bank and Trust Company

100 Summer Street, Floor 7

SUM0703

Boston, MA 02111

March 22, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Mr. David Manion

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc.—Registration Nos. 33-22884 and 811-05577

The Glenmede Portfolios—Registration Nos. 33-46593 and 811-06578

(the “Funds” or “Registrants”)

Dear Mr. Manion:

This letter is in response to your comments provided via telephone on February 6, 2017, relating to the Funds’ October 31, 2016 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on December 29, 2016:

1.	Comment: Per Instruction 4 to Item 13 of Form N-1A, in the Financial Highlights tables, please limit the number of ratios to average net assets to two, expenses and income; any other supplemental ratio line items may be included in a footnote.

Response: The Registrants will make this change as requested in the next shareholder report.

2.	Comment: Please separately disclose each payment due to an affiliated party in either the Statements of Assets and Liabilities or in the section entitled “Notes to Financial Statements” of the Annual Report.

Response: The Registrants will make this change as requested in the next shareholder report.

3.	Comment: In the section entitled “Statement of Cash Flows” of the Annual Report, with respect to the Total Market Portfolio, if the proceeds from securities sold short are reinvested for the purpose of providing financing to the Portfolio, please move “purchases to cover securities sold short” under “Net cash provided by (used in) financing activities.”

Response: The proceeds from securities sold short of the Total Market Portfolio are not reinvested for the purpose of providing financing to the Portfolio. According, the Registrant respectfully declines to make the requested change.

4.	Comment: With respect to the Total Market Portfolio, please disclose the Portfolio’s short-sale dividend expense, prime broker fees and interest paid and average interest rate.

Response: The Registrants will disclose the Total Market Portfolio’s short-sale dividend expense and prime broker fees as requested in the next shareholder report. The Portfolio does not pay interest related to its financing activities, and therefore cannot disclose the interest paid or average interest rate.

5.	Comment: The Registrants filed the accountant’s report on the financial statements instead of the accountant’s report on internal control as an exhibit to the Form N-SARs for the fiscal years ended October 31, 2013, October 31, 2014 and October 31, 2015. Please amend these N-SAR filings to include the accountant’s report on internal control.

Response: The Registrants will amend the Form N-SAR filings for the fiscal years ended October 31, 2013, October 31, 2014 and October 31, 2015 to include the accountant’s report on internal control.

6.	Comment: When filing an amended N-SAR in the future, please include a statement explaining why the Form N-SAR is being amended.

Response: When filing amended Form N-SARs in the future, the Registrants will include a statement explaining why the Form N-SAR is being amended.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Bernard Brick
Bernard Brick